news release

ArcelorMittal Atlantique and Lorraine announces intention to permanently close the liquid phase in Florange

- Commits to maintain and invest in high-quality finishing operations

- Accepts request from the French government to find a buyer for the liquid phase

Luxembourg, 1 October 2012 - ArcelorMittal  Atlantique and Lorraine met today with its central works council to discuss its intention to present a proposal for the future of its Florange plant.
Given the continued economic difficulties affecting the French and European economies, the company wishes to propose to permanently close the liquid phase and concentrate efforts and investment on the high-quality finishing operation, which employs more than 2,000 employees.

To date the company had implemented a strategy of temporary idling the Florange furnaces whilst waiting to see if the economic situation would improve.  However after four years of challenging conditions, it is clear that there will be no swift return to pre-crisis levels. Today European demand is still approximately 25% below 2007 levels.

This proposal has not been made lightly but it is a reality that the Florange liquid phase and the slab it produces are not competitive in today’s difficult economic context.  This is due to a combination of factors, including crucially its location 400 kilometres from the nearest harbour as well as the small production output that negatively impacts fixed costs.

Although there is significant overcapacity in the European steel industry, the company has accepted the French government’s request for the government to find a buyer for the liquid phase within the next 60 days.   Although the coke plant would not be part of the proposed closure, ArcelorMittal has agreed to include in the sale.

In parallel, ArcelorMittal would like to begin an exemplary social dialogue for the proposed closure of the liquid phase.  Some 629 people would be affected by the project.  The company understands that this information is very difficult for those employees who are affected.  However the company believes that it can avoid any compulsory lay-offs by utilising a number of social mechanisms, such as mobility and the age profile of the plants, which will be agreed as part of the social dialogue in order to find a solution for each person.

The company is proposing that in the future, slab for the Florange site will continue to be transported from Dunkerque, a world class site, thereby maintaining the industrial chain in France.

ArcelorMittal will then focus on enhancing Florange’s position as a centre of excellence for developing high-quality value-added products for its customers, most notably in the automotive industry.  Florange’s geographic location close to important customers in the industry; its expertise and capacity in producing high-tech steels, the group’s patents and its proximity to the Maizieres-les-Metz research and development centre, all support this strategy.  For example the recent € 7.2 million investment in the existing galvanizing line will see Florange being able to produce the highest width Usibor®, in the world.  ArcelorMittal is committed to continue to invest the appropriate amount to ensure a sustainable future for the finishing operations in Lorraine.

Impact of the economic crisis

ArcelorMittal’s Flat Carbon Europe segment, which includes ArcelorMittal Atlantique and Lorraine and therefore Florange, produces steel for three main sectors: automotive, industry and packaging, all of which have been significantly impacted by the economic situation and recession. The result of this has had a very negative impact on demand for steel in Europe.  Today European demand is still approximately 25% below 2007 levels and any recovery is expected to be slow in the coming years.

This has in turn had a significant impact on the financial performance of FCE. Operating loss for the six month period ended June 30 2012 was EUR340 million, following a loss of EUR499 million in the second half 2011.  Even in challenging economic times, steel remains a capital intensive industry.  FCE capital expenditure reached US$1 billion in 2011.

Despite these significant challenges, ArcelorMittal remains very committed to its presence in France, where the company runs over 50 industrial activities across 150 operations and employs approximately 20,000 people.  35% of our flat products European production is located in France, even though the country only consumes 10% of the EU flat products market.

Commenting, Robrecht Himpe, CEO Flat Carbon Europe and member of the ArcelorMittal Management Committee, said:

“ArcelorMittal’s operating performance has been significantly impacted by the economic situation and recession in Europe.  After four years of this very difficult environment, we have regrettably concluded that given steel demand is still significantly below pre-crisis levels,  we need to reconfigure our operating profile in order to strengthen the company in France and Europe to meet the ongoing challenges.  ArcelorMittal fully recognises that this is a difficult announcement for those who work at the liquid phase.  However it is important to emphasise that this does not represent the end of the steel industry in Lorraine.  On the contrary, we will continue to invest and focus in Florange as an important centre in the transformation of slab into value-added high-quality steels for the automotive, industry and packaging sectors.  Overall France remains a very important country for ArcelorMittal with 35% of our European flat products production located here, as well as the headquarters of our research and development.”